February 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:                     Sondra Snyder, Staff Accountant
                             Gus Rodriguez, Accounting Branch Chief
                             Irene Barberena-Meissner, Staff Attorney
Loan Lauren Nguyen, Legal Branch Chief

Re:	HH&L Acquisition Co.

Registration Statement on Form S-1

Submitted January 20, 2021 (File No. 333-252254)

CIK 0001824185

Dear Ms. Barberena-Meissner:

On behalf of our client, HH&L Acquisition Co., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 29, 2021 (the “Comment Letter”), and additional oral comments of the Staff provided on January 29, 2021 (the “Oral Comments”), relating to the above-referenced draft registration statement on Form S-1 submitted to the Commission on January 20, 2021 (the “Registration Statement”).

The Company has filed via EDGAR the Amendment No. 1 to the Registration Statement on Form S-1 (“Revised Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, we have set forth below each of the numbered comments contained in the Comment Letter and the Oral Comments, in bold, and the Company’s responses thereto, including cross-references to the locations in the Revised Registration Statement of the changes made in response to the Staff’s comments.

United States Securities and Exchange Commission

February 1, 2021

Registration Statement filed January 20, 2021

Exhibits

1.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: The Company has added disclosure in the Revised Registration Statement on page 148 to clarify that (a) the Company has agreed that, subject to applicable law, any action, proceeding or claim against it arising out of or relating in any way to its warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and the Company irrevocably submits to such jurisdiction, which jurisdiction will be exclusive, and (b) the provision set out in clause (a) applies to claims under the Securities Act but does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

In addition, the Company has added disclosure in the Revised Registration Statement on page 67 to discuss the risks relating to the designation of the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants.

Furthermore, the Company has added the following language to Section 9.3 of the Form of Warrant Agreement filed as Exhibit 4.4 to the Revised Registration Statement:

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United States Securities and Exchange Commission

February 1, 2021

“Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 9.3. If any action, the subject matter of which is within the scope of the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.”

2.	You disclose that after your initial business combination, it is possible that a majority of your directors and officers will live outside the United States. However, insofar as your We refer you to certain disclosures in your prospectus of various provisions in your amended memorandum and articles of association that are not included in the form of amended memorandum and articles of association filed as Exhibit 3.2. For example, among others, you disclose that your amended memorandum and articles of association includes provisions relating to the 24-month period in which you intend to complete your initial business combination, redemption of public shares, pre-initial business combination amendments, and renouncement of corporate opportunities of your directors and officers. Additionally, you disclose that approval of certain actions require a special resolution under Cayman Islands law, which requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the company, and pursuant to your amended and restated memorandum and articles of association, such actions include amending your amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. However, none of these provisions appear to be included in your filed amended memorandum and articles of association. Please revise to address the inconsistencies or advise.

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United States Securities and Exchange Commission

February 1, 2021

Response: The amended and restated memorandum and articles of association filed as Exhibit 3.2 to the Registration Statement are the memorandum and articles of association of the Company currently in effect, which replaced the memorandum and articles of association filed as Exhibit 3.1 to the Registration Statement, whereas the disclosure in the Registration Statement set out in the Staff’s comment is of the provisions of the second amended and restated memorandum and articles of association of the Company which will take effect upon the consummation of the initial public offering. The Company has filed the second amended and restated memorandum and articles of association as Exhibit 3.3 to the Revised Registration Statement.

We set out below the relevant provisions of the second amended and restated memorandum and articles of association that address the disclosure set out in the Staff’s comment:

•	Article 51.7: Requirement to complete the initial business combination within the 24-month period;

•	Article 51: Redemption of public shares and business combination;

•	Article 31.3: Pre-initial business combination amendments;

•	Article 53: Renouncement of corporate opportunities of the directors and officers of the Company;

•	Article 50: Requirement of a special resolution, which requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the Company, to approve a statutory merger or consolidation with another company; and

•	Article 18.3: Requirement of a special resolution to amend the second amended and restated memorandum and articles of association of the Company.

Management

Oral Comment 1. Ms. Zhong’s bio has a gap from 2017 to the present. Please clarify.

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United States Securities and Exchange Commission

February 1, 2021

Response: The Company has added disclosure in Revised Registration Statement on pages 5, 93 and 123 that Ms. Zhong served as an independent non-executive director and chairman of the audit committee of China Shenhua Energy Company Limited from May 2017 to May 2020, which was her principal business activity during such time.

Principal Shareholders

The Principal Shareholders table. Page 132

Oral Comment 2. The Principal Shareholders table does not include the independent director nominees, Mr. Jin and Dr. Zang, the chief financial officer, Ms. Zhong, and the chief operation officer and director, Mr. Yang. Please add the independent director nominees, Ms. Zhong and Mr. Yang to the principal shareholders table.

Response: The Company has revised the Principal Shareholders table on page 135 of the Revised Registration Statement to include the independent director nominees, Ms. Zhong and Mr. Yang.

* * *

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United States Securities and Exchange Commission

February 1, 2021

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Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Richard Qi Li, HH&L Acquisition Co.

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